November 5, 2004

Via Facsimile (011) (331) 73 04 10 10 and U.S. Mail

Nikolaos G. Andronikos
Sullivan & Cromwell
24 rue Jean Goujon
750008, Paris.

Re:	Thomson
	Schedule TO filed October 25, 2004
      File No. 5-58081

Dear Mr. Andronikos:

      We have reviewed the above-referenced filing and have the following comments.

General

1. Pleased be advised the staff considers financial information material to an option holder`s investment decisions. Accordingly,
comply with Item 10 of Schedule T-O.   If Thomson intends to
incorporate such financial information by reference, Thomson must include a statement to that effect and present the summary financial information called for by Instruction 6 to Item 10 of Schedule T-O.

Summary Term Sheet

2. We note your statement that the offer is "subject to a number of conditions, including the conditions described in Section 6."
Please be advised you must describe all conditions to the offer.

Determination of Validity, page 9

3. Refer to your statement reserving the right to "waive any of the conditions of the offer...with respect to...any particular options or any particular option holder." In the event you waive a condition, you must waive it for all holders. Please revise accordingly.

4. The statement that "no one will be liable for failing to give notice of any defects or irregularities" appears to be an inappropriate limitation on liability. Please revise to clarify what is meant by "liable."

5. Refer to the statement that "you currently expect that you will accept promptly after the expiration of the offer all properly returned elections to exchange that have not been validly withdrawn." This statement implies that you may choose to not accept validly returned elections. Please revise.

Interests of Officers and Directors, page 24

6. Please include the information required by 1008 of Regulation
M-A. We note that you refer to your Form 20-F. Please be advised that if you intend to incorporate your previous filings into the Schedule TO in order to satisfy your disclosure obligation, you must state so explicitly.

Material U.S. Federal and French income Tax Consequences, page 15

7. Please eliminate the statement that the discussion is a "general description." We believe this statement might suggest that security holders may not rely on the description of material tax consequences included in the offering document.

Additional Information, page 20

8. Please be advised that if you intend to incorporate your previous filings into the Schedule TO, you must state so explicitly.

Forward-Looking Statements, page 21

9. We note your statement that you intend to utilize the "safe harbor" provisions of the PSLRA. We remind you that statements made in connection with tender offers are specifically excluded from the safe harbor protections of the Private Securities Litigation Reform Act of 1995. See Section 21E(b)(2)(C) of the Exchange Act and Regulation M-A telephone interpretation M.2 of the July 2001
Supplement to the Division of Corporation Finance`s Manual of
Publicly Available Telephone Interpretations.

10. Delete the statement that you "do not undertake any obligation" to update information. In that alternative, explain how this position is consonant with your disclosure obligations. See Rule 13-4(e)(3).

Closing Comments

      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, due to the omission of financial statements, we believe a supplement needs to be sent to security holders.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* you are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 942-1976. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.

     						Sincerely,



						Michael Pressman
						Office of Mergers
						and Acquisitions